UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-33145

SALLY BEAUTY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-2257936
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

3001 Colorado Boulevard
Denton, Texas	76210-6802
(Address of Principal Executive Offices)	(Zip Code)

Plan Interests under the Sally Beauty 401(k) Savings Plan and Sally Beauty Holdings, Inc. Common Stock, par value $0.01 per share, purchasable pursuant to the Sally Beauty 401(k) Savings Plan

(Title of each class of securities covered by this Form)

Common Stock of Sally Beauty Holdings, Inc., par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒ *

Approximate number of holders of record as of the certification or notice date:	1831

The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934 Sally Beauty Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SALLY BEAUTY HO LDINGS, INC.

Date: November 16, 2007	By:	/s/ Raal H. Roos
Raal H. Roos
Senior Vice President, General Counsel
and Secretary

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934 the Sally Beauty 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SALLY BEAUTY 401(k) SAVINGS PLAN

Date: November 16, 2007	By:	/s/ Mary Steen
Mary Steen
Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*The Sally Beauty 401(k) Savings Plan has been amended to provide that employee salary deferral contributions may no longer be invested in the above-referenced employer securities. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Forms 11-K no longer need to be filed.